Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, WINTER 2010-2011

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:         ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 5, 2010.  The total number of outstanding shares of Taylor Devices' stock on the meeting record date was 3,230,968.  A total of 2,815,401 shares were present in person or by proxy at the meeting, representing 87% shareholder turnout.

Results for Election of Directors and term expiration dates:

            1,389,996 shares voted for the election of Douglas P. Taylor, term to expire in 2013.
            1,381,783 shares voted for the election of Randall L. Clark, term to expire in 2013.
            2,697,936 shares voted to ratify the selection of Lumsden & McCormick, LLP as the Independent Registered Public Accounting Firm of the Company for the fiscal year 2011.

All of us at Taylor Devices, Inc. thank you for your continued support in these difficult economic times.

ITEM:         FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2009.  Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-10)	F/Y 10-11	F/Y 09-10
SALES	$4,276,823	$5,013,673
NET EARNINGS	$184,638	$320,797
SHARES OUTSTANDING	3,230,965	3,222,329
EARNINGS PER SHARE	6¢	10¢
SECOND QUARTER (11-30-10)	F/Y 10-11	F/Y 09-10
SALES	$4,525,002	$3,488,797
NET EARNINGS	$122,975	$501,891
SHARES OUTSTANDING	3,229,971	3,223,153
EARNINGS PER SHARE	4¢	16¢

SIX MONTHS (11-30-10)	F/Y 10-11	F/Y 09-10
SALES	$8,801,825	$8,502,470
NET EARNINGS	$307,613	$822,688
SHARES OUTSTANDING	3,229,971	3,223,153
EARNINGS PER SHARE	10¢	26¢

The Company continues to perform well.  Profit levels in this fiscal year are lower than the same period in the previous year.  This appears to be due to a shift in backlog and shipping volumes towards more seismic products and less aerospace as compared to the previous year.  Most of the Company's new orders for seismic products are coming from Asia, while the U.S. construction markets remain in recession.  Over the past six months, aerospace sector markets in the U.S. have also declined from 2009, indicating reduced U.S. government spending on aerospace and military projects, but export aerospace sales are increasing.

Our firm order backlog is $13.0 million, with a product mix of approximately 50% aerospace/military and 50% commercial orders.

ITEM:         ANNUAL MEETING OF THE SHAREHOLDERS

The Company's annual Shareholders' Meeting was held on November 5, 2010, at the Buffalo Marriott Niagara located in Amherst, NY.  Reports were given at the meeting by several members of the executive and management staff.  A brief summary of these reports follows:

  Douglas P. Taylor, President, showed attendees a draft of a new video presentation being produced in California.  The video highlights the retrofit of the LAX Theme Building that was featured in our recent Annual Report.  The video's sponsors hope to obtain regional and national television exposure for this project when the video is finalized.  Taylor Devices' dampers are featured in the video.  Mr. Taylor also noted that the year 2010 marks Taylor Devices' 55th year of business; he then showed photographs from the Company archives depicting the facilities and products from the period 1955 to 1960.

  Bob Schneider and Craig Winters, Seismic/Industrial Products Sales Managers, discussed the general market conditions for commercial products during the recession.  In general, sales of these products were reduced in 2010 to 15% below 2009 levels.  The exception to this is Taylor Devices' export shipments to Asia, which are increasing.  Short presentations were given on several new projects, including the Deh Cho Bridge in Canada's Northwest Territories, BC Place Stadium in Canada's British Columbia, the Xiazhang Bridge in China, the Port Mann Bridge in British Columbia, and the Pinnacle Tower in London, England.

  Alan Klembczyk, Chief Engineer, discussed Taylor Devices' aerospace and defense sales for 2010.  Important new projects include launcher suspension elements for a new European air defense missile, rocket engine mounts for commercial space launch vehicles, and landing gear for drone aircraft used by the U.S. Military.

  Richard Hill, Vice President, discussed the Company's initiative to obtain certification to ISO 14001 Environmental Management Standards, a specification that Taylor Devices has found to be a new requirement on contracts received from both Europe and Asia.  Mr. Hill also provided information on future facility expansions being considered by the Company at its North Tonawanda site.

  Mark McDonough, Chief Financial Officer, provided extensive comparative financial information showing changes in the Company's product mix over the past two years.  In general, Taylor Devices has performed well through the U.S. recession by adapting to changes in world markets.

For 2010, export sales as a percentage of total sales increased as did aerospace and defense industry sales, leading to increased sales for the 2010 fiscal year.  At the same time, the Company's debt and interest expense have decreased significantly.  All of these items combined with internal cost constraints lead to a substantial increase in operating income for 2010 compared to the prior year.

ITEM:     NEW ORDERS, SEISMIC AND WIND

The following new orders for Seismic and Wind Control Dampers were announced at the November 5, 2010 Annual Meeting of Shareholders:

  BC Place - Vancouver, BC, Canada
  Newton Reservoir - Vancouver, BC, Canada
  Fujian Wulongjiang Bridge - China
  Fu Yu Project - Taiwan, ROC
  TSMC #12P3 Project - Taiwan, ROC

The following new orders were also received during the quarter ending November 30, 2010:

  Xianzhang Bridge - China
  Nanguo Condominiums - Taiwan, ROC
  Deh Cho Bridge - Northwest Territories, Canada
  Huaku Jin-Lin A and B Buildings - Taiwan, ROC
  Wuhan Poly Building - China

ITEM:     NEW ORDERS, AEROSPACE AND DEFENSE

  European Air Defense System

The Company has again received follow-on orders for electronically controlled suspension system elements for this missile program, which is presently in full-scale development.

  U.S. Navy Missile Programs

The Company has received follow-on contracts for 36 sets of isolators for the latest variants of the U.S. Navy's standard missile used on surface ships.

  Gun Recoil Systems

Taylor Devices has received substantial additional orders for its recoil shock absorbers used on both heavy machine guns and automatic grenade launchers for the U.S. Army, Navy, and Marine Corps.

ITEM:         TAYLOR DEVICES WINS QUALITY AWARD

Lockheed Martin Aeronautics Company has recognized Taylor Devices for having a perfect 100% quality performance rating for all shipments to Lockheed Martin over the past 12 months.  The award was made in November during Lockheed's "Quality Month 2010" activities.

                                                                                                                                        By: Douglas P. Taylor
                                                                                                                                                Douglas P. Taylor
                                                                                                                                                President